FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                         REPORT OF FOREIGN REGISTRANTS

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                        SECURITIES EXCHANGE ACT OF 1934

                        GRANITE MORTGAGES 02-2 PLC
               (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                        FIFTH FLOOR, 100 WOOD STREET,
                             LONDON EC2V 7EX,
                                  ENGLAND
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                      GRANITE FINANCE TRUSTEES LIMITED
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                            22 GRENVILLE STREET,
                         ST HELIER, JERSEY JE4 8PX,
                              CHANNEL ISLANDS
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                      GRANITE FINANCE FUNDING LIMITED
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                     35 NEW BRIDGE STREET, 4TH FLOOR,
                      BLACKFRIARS, LONDON EC4V 6BW,
                                 ENGLAND
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                      FORM 20-F....X...FORM 40-F........

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             YES....NO....X....

      On September 23, 2002, Granite Mortgages 02-2 plc issued and sold certain notes under Registration Statement No. 333-97023. Certain master trust documents which have been amended and restated on or about January 27, 2003, the provisions of which apply to Granite Mortgages 02-2 plc, are annexed hereto as Annex A.
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

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                          GRANITE MORTGAGES 02-2 PLC

Date: February 10, 2003                   By: /S/ Clive Rakestrow

                                          Name:  Clive Rakestrow, representing
                                          Securitisation Director No. 1

                                          Title:  Director

                                          GRANITE FINANCE FUNDING LIMITED

Date: February 10, 2003                   By:  /S/ Nigel C. Bradley

                                          Name:  Nigel C. Bradley

                                          Title:  Director

                                          GRANITE FINANCE TRUSTEES LIMITED

Date: February 10, 2003                   By:  /S/ Richard Gough

                                          Name:  Richard Gough

                                          Title:  Director


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

                                    ANNEX A

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------------------------------

4.2          Fifth Amended and Restated Mortgages Trust Deed
4.3          Fourth Amended and Restated Mortgage Sale Agreement
4.8          Second Amended and Restated Cash Management Agreement
4.10         Second Amended and Restated Administration Agreement
10.5.1       Fourth Amended and Restated Master Definitions Schedule


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